Filed by Israel Technology Acquisition Corp. and
IXI Mobile, Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Israel Technology Acquisition Corp.
SEC File No. 000-51259

ISRAEL TECHNOLOGY ACQUISITION CORP. (“ITAC”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ITAC SECURITIES, REGARDING ITS MERGER WITH IXI MOBILE, INC. (“IXI”), AS DESCRIBED IN ITAC’S CURRENT REPORT ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2006. THE ATTACHED PRESS RELEASE MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

EARLYBIRDCAPITAL, INC. (“EBC”), THE MANAGING UNDERWRITER OF ITAC’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN JULY 2005, AND MAXIM GROUP (“MAXIM”), A MEMBER OF THE UNDERWRITING SYNDICATE FOR THE IPO, ARE ASSISTING ITAC IN THESE EFFORTS WITHOUT CHARGE, OTHER THAN THE REIMBURSEMENT OF THEIR OUT-OF-POCKET EXPENSES. ITAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND EBC AND MAXIM MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECAL MEETING OF ITAC STOCKHOLDERS TO BE HELD TO APPROVE THE MERGER.

STOCKHOLDERS OF ITAC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ITAC’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE PROXY STATEMENTS WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ITAC’S FINAL PROSPECTUS, DATED JULY 12, 2005, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE ITAC OFFICERS AND DIRECTORS AND OF EBC AND MAXIM AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ITAC ACQUISITION CORP., 7 GUSH ETZION, 3RD FLOOR, GIVAAT SHMUEL, ISRAEL 54030. THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT, ONCE AVAILABLE, AND THE FINAL PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

IXI Mobile Announces Availability of Ogo CT-17

Optimized and affordable mobile messaging device launched initially in Germany and is available worldwide

REDWOOD CITY, Calif., 26 April 2006 - IXI Mobile, Inc., developer of the Ogo™ family of mobile messaging solutions for the mass market, today announced the availability of its latest Ogo device. The Ogo CT-17 was launched initially in Germany by 1&1, the leading Internet provider in Europe, in conjunction with Vodafone Germany.

Amit Haller, Co-Founder, President and CEO of IXI Mobile, said, “We are pleased to extend our product line to include the Ogo CT-17. Our customers are looking for new ways to deliver value added mobile services, and we feel that the CT-17 continues the tradition of delivering affordable, innovative products for the mass market.”

Based on the same principles as previous Ogo devices, including ease-of-use and affordability, the Ogo CT-17 is a mass market mobile messaging device that delivers many of the most popular desktop and mobile applications, including instant messaging (IM), email, news, SMS, voice and Web browsing. For an improved email experience, the Ogo CT-17’s email offering includes POP3 and IMAP email access, as well as attachment viewing. The device includes an RSS reader, facilitating access to the latest breaking news. The browser, supporting WAP and HTML browsing, optimizes Web pages for ease of display and navigation. The device also delivers mobile voice, via a Bluetooth or wired headset. For productivity and scheduling, the Ogo CT-17 includes an easy-to-use calendar application.

The Ogo CT-17 is customizable and can be tailored to meet customer requirements. The Ogo CT-17's applications and graphical user interface (GUI) can be tailored to address user experience and branding needs. For IM and email, the Ogo CT-17 can fully interoperate with leading portals, as well as other communities. The Ogo CT-17 is now available worldwide.

OGO CT-17 KEY FEATURES & HIGHLIGHTS

▪	Clamshell design with large, horizontal color screen
▪	QWERTY keypad with 8-way navigation key and dedicated “hot keys” for easy navigation
▪	Compact size: 114 mm X 25 mm (closed)
▪	Special “hot keys” for simple navigation
▪	Instant messaging (IM) on MSN Messenger or other IM communities
▪	Email - dedicated support for MSN Hotmail; POP3 and IMAP email; attachment viewing; SSL support

▪	Configuration wizard with preconfigured email setups
▪	Text Messaging (SMS) - dedicated keyboard and full-size screen
▪	One button display for all active messages and chats on one screen
▪	Consolidated inbox - view all email and text messages in one mailbox, or sort by account
▪	Web Browser - HTML and WAP
▪	RSS - dedicated reader with configurable channels; great for breaking news
▪	Calendar and Contacts
▪	Synchronization of Calendar and Contacts via Bluetooth or USB cable (optional kit)
▪	Games
▪	Voice - via Bluetooth or wired headset

To support Ogo deployments, IXI Mobile provides a turn-key solution, including the device, all necessary gateways and backend servers, launch services, and over-the-air (OTA) provisioning and upgrade services. All services are designed to manage significant throughput and deliver a high quality of service, providing a carrier grade hosted solution.

Ogo was launched in the United States by AT&T Wireless, in Switzerland by Swisscom Mobile, the leading mobile operator in Switzerland, in Turkey by e-kolay.net, a leading ISP in Turkey and part of Turkey's leading media-entertainment conglomerate, and in Germany by 1&1, the leading Internet provider in Europe, in conjunction with Vodafone Germany.

-end-

About IXI Mobile

IXI Mobile, Inc. offers solutions that bring innovative, data-centric mobile devices and services to the mass market. IXI Mobile’s Ogo devices are designed to improve the mobile user experience and increase mobile voice and data usage. The company provides a turn-key solution to mobile operators and Internet service providers worldwide to launch and support Ogo products.

IXI Mobile is headquartered in Redwood City, California, and has research and development facilities in Israel and Romania. IXI Mobile also maintains regional sales offices. For more information on IXI Mobile, please visit www.ixi.com.

On February 28, 2006, IXI Mobile and Israel Technology Acquisition Corporation (ITAC) (OTCBB: ISLTU.OB, ISLT.OB, ISLTW.OB) entered into a definitive agreement pursuant to which a wholly owned subsidiary of ITAC would merge with and into IXI Mobile, with IXI Mobile surviving the merger and becoming a wholly owned subsidiary of ITAC. Upon consummation of the merger, ITAC will change its name to IXI Mobile, Inc. and IXI Mobile will change its name to IXI Mobile (USA), Inc.

About Ogo

The Ogo family of devices delivers popular applications, including email, instant messaging, SMS, RSS, voice and Web browsing on optimized, easy-to-use handheld devices for a true on-the-go mobile messaging experience. Ogo was launched in the United States by AT&T Wireless (now Cingular Wireless), Switzerland by Swisscom Mobile, Turkey by e-kolay.net., and Germany by 1&1. More information on Ogo is available at: www.ogo.com.

Contact

Lee Roth
KCSA Worldwide
Lroth@kcsa.com
(212) 682-6300

Todd Fromer
KCSA Worldwide
Tfromer@kcsa.com
(212) 682-6300

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about IXI Mobile. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IXI Mobile’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of mobile communications products and services; timing, approval and market acceptance of new products; changes in prevalent technologies; regulatory changes; general economic conditions and geopolitical events.

IXI, IXI Mobile and Ogo are trademarks of IXI Mobile, Inc. Other product or service names mentioned herein are the trademarks of their respective owners.